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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Gymboree Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

403777105

(CUSIP Number)

Stuart G. Moldaw
Moldaw Family Management
1550 El Camino Real, Suite 290
Menlo Park, CA 94025-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with a copy to:

October 18, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 403777105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Stuart G. Moldaw

2	Check the Appropriate Box if a Member of a Group*	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

1,512,637 shares of Common Stock, of which 870,242 are subject to stock options that are exercisable within 60 days of the date of filing and an additional 417 shares are subject to a stock option that will not be exercisable until more than 60 days from the date of filing.

	8	Shared Voting Power 75,445

9	Sole Dispositive Power

1,512,637 shares of Common Stock, of which 870,242 are subject to stock options that are exercisable within 60 days of the date of filing and an aggregate of an additional 417 shares are subject to a stock option that will not be exercisable until more than 60 days from the date of filing.

	10	Shared Dispositive Power 75,445

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,588,082

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row 11 5.3%

14	Type of Reporting Person* IN

CUSIP No. 403777105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Stuart G. Moldaw and Phylis I. Moldaw, Trustees for the SGM and PIM Trust	###-##-####

2	Check the Appropriate Box if a Member of a Group*	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization California, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 596,121

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 596,121

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 596,121

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row 11 2.1%

14	Type of Reporting Person* OO

CUSIP No. 403777105

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Moldaw Variable Fund 94-2602096

2	Check the Appropriate Box if a Member of a Group*	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization California, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row 11 N/A

14	Type of Reporting Person* PN

Item 1. Security and Issuer.

     This Schedule 13D relates to the shares of common stock, $0.001 par value (the “Gymboree Common Stock”), of The Gymboree Corporation (the “Issuer” or “Gymboree”). Gymboree is a Delaware corporation, and its principal executive offices are located at 700 Airport Boulevard, Suite 200, Burlingame, CA 94010-1912.

Item 2. Identity and Background.

     This Amendment No. 2 to Schedule 13D is filed jointly by (1) Stuart G. Moldaw, (2) Stuart G. Moldaw and Phyllis I. Moldaw, Trustees for the SGM and PIM Trust (“SGM/PIM Trust”), a California living trust, and (3) the Moldaw Variable Fund, a California limited partnership. Mr. Moldaw’s principal occupation is Chairman Emeritus of the Board of Directors of Gymboree and Chairman Emeritus of the Board of Director of Ross Stores. Stuart G. Moldaw, the SGM/PIM Trust and the Moldaw Variable Fund will collectively be identified hereinafter as the “Reporting Persons.”

     This statement is based upon the Reporting Persons’ direct and indirect beneficial ownership of shares of Gymboree Common Stock. The business address of all three Reporting Persons is 1550 El Camino Real, Suite 290, Menlo Park, CA 94025-4100.

     During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Moldaw is a citizen of the United States, residing in California. The SGM/PIM Trust and the Moldaw Variable Fund are organized under the laws of California.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4. Purpose of Transaction

     On October 18, 2002, the Moldaw Variable Fund distributed all of its shares of Gymboree Common Stock to the partners of that limited partnership resulting in a material change in the beneficial ownership of the Reporting Persons and divesting the Moldaw Variable Fund of all shares of Gymboree Common Stock it previously held. In addition, due to this distribution, both the SGM/PIM Trust and the Moldaw Variable Fund now hold less than 5% of the outstanding stock of Gymboree and are therefore no longer required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

(a)  As of October 18, 2002 (the “Filing Date”), the Reporting Persons together had beneficial ownership, as defined in Rule 13(d)-3(a) (“Beneficial Ownership”) of an aggregate of 1,587,665 shares of Gymboree Common Stock, representing 5.3% of the outstanding Gymboree Common Stock. Of such shares, 870,242 shares are subject to stock options held by Mr. Moldaw that are exercisable within 60 days of the filing date. In addition, Mr. Moldaw has the right to purchase an additional 417 shares subject to a stock option that vests and becomes exercisable on December 28, 2002. Including the option that is not exercisable within 60 days of the Filing Date, the Reporting Persons beneficially own an aggregate of 1,588,082 shares of Gymboree Common Stock, representing 5.3% of the Gymboree Common Stock. The 417 shares subject to a stock option that is not exercisable within 60 days of the Filing Date will not be deemed to be beneficially owned by the Reporting Persons until 60 days before it become exercisable but are being reported in this amendment to prevent the need to file future amendments to this Schedule 13D based solely on the vesting of Mr. Moldaw’s options.

     As of the Filing Date, the Moldaw Variable Fund no longer holds shares of Gymboree Common Stock. As of the Filing Date, the SGM/PIM Trust had Beneficial Ownership of 596,121 shares representing 2.1% of the Gymboree Common Stock. As of the Filing Date, Mr. Moldaw had Beneficial Ownership of 870,242 shares of Gymboree Common Stock subject to stock options exercisable within 60 days and holds a stock option that will not become exercisable until after 60 days from the Filing Date for an additional 417 shares. Such stock option is in addition to the shares held by SGM/PIM Trust. In addition, Mr. Moldaw is also deemed to beneficially own 38,622 shares held by the Moldaw Family Foundation, a California private foundation, of which he is the director; 7,235 shares held by Mr. Moldaw in an IRA account; 42,240 shares held by the Moldaw Family Supporting Foundation, a California non-profit corporation, of which he is president and director, and 33,205 shares held by Mr. Moldaw’s wife. Mr. Moldaw’s aggregate Beneficial Ownership is 1,587,665 shares, or 5.3% of the Gymboree Common Stock and his aggregate ownership as reported in this Schedule 13D, including stock options that are not exercisable within 60 days, is 1,588,082 shares of Gymboree Common Stock, representing 5.3% of the Gymboree Common Stock.

(b)  Except as described below, each of the Reporting Persons has sole voting and dispositive power with respect to his or its own Gymboree Common Stock. Mr. Moldaw may be deemed to possess sole voting and dispositive power with respect to his own Gymboree Common Stock, as well as those shares held by the SGM/PIM Trust, however, he has shared voting and dispositive power with respect to the 42,240 shares held by the Moldaw Family Supporting Foundation and the 33,205 shares held by his wife.

(c)  Within the sixty days prior to the Filing Date, the Reporting Persons had no transactions with respect to Gymboree Common Stock.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities as described in this item.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     SGM/PIM is the sole general partner of the Moldaw Variable Fund. There is a formal written agreement to this effect. Mr. Moldaw is the managing trustee of the SGM/PIM Trust.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2002	By: /s/ Stuart G. Moldaw

(Date)	Stuart G. Moldaw SGM/PIM TRUST

October 21, 2002	/s/ Stuart G. Moldaw

(Date)	By: Stuart G. Moldaw Its: Trustee

MOLDAW VARIABLE FUND By: SGM/PIM Trust Its: General Partner

October 21, 2002	/s/ Stuart G. Moldaw

(Date)	By: Stuart G. Moldaw Its: Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).